UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM N-17f-2

            Certificate of Accounting of Securities and Similar
                      Investments in the Custody of
                     Management Investment Companies

                 Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


1.   Investment Company Act Rule Number:

     811-5518

2.   State identification Number:

3.   Exact name of investment company as specified in registration statement:

     THE RBB FUND, INC.

4. Address of principal executive office (number, street, city, state, Zip code):

     400 BELLEVUE PARKWAY
     WILMINGTON, DE  19809






             Management Statement Regarding Compliance with
        Certain Provisions of the Investment Company Act of 1940

September 23, 2002

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

We, as members of management of The RBB Fund, Inc. (consisting of Municipal Money Market and Government Obligations Money Market Portfolios, hereafter referred to as the "Portfolios") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of June 26, 2002, and from April 9, 2002 through June 26, 2002.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
June 26, 2002, and from April 9, 2002 through June 26, 2002, with respect to securities reflected in the investment account of the Portfolios.

The RBB Fund, Inc.

By: /s/Edward J. Roach
Edward J. Roach
President and Treasurer of The RBB Fund, Inc.






                       Report of Independent Accountants

To the Board of Directors of
The RBB Fund, Inc.:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The RBB Fund, Inc.'s (consisting of Municipal Money Market and Government Obligations Money Market Portfolios, hereafter referred to as the "Portfolios") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 26, 2002. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 26, 2002, and with respect to agreement of security purchases and sales, for the period from April 9, 2002 (the date of our last examination), through June 26, 2002:


- Confirmation of all securities held by institutions in book entry form, at the Federal Reserve Bank of Cleveland, the Depository Trust Company and Bankers Trust. For a sample of securities on the safekeeping reports of PNC Bank, National Association, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that the discrepancies were resolved;

- Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents, or alternative procedures;

- Reconciliation of all such securities to the books and records of the Portfolios and the Custodian, PNC Bank, National
Association;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the custodian records or alternative procedures; and

- Agreement of two security purchases and two security sales or maturities since our last report from the books and records of the Portfolios to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that The RBB Fund, Inc. was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 26, 2002 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
September 23, 2002